SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

DOMINO’S PIZZA, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

25754A201

(CUSIP Number of Class of Securities)

David A. Brandon

Chairman of the Board and Chief Executive Officer

Domino’s Pizza, Inc.

30 Frank Lloyd Wright Drive

Ann Arbor, MI 48106

(734) 930-3030

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies of all communications, including communications sent to agent for service, should be sent to:

Jane D. Goldstein, Esq.	Elisa D. Garcia C., Esq.	Gerald S. Tanenbaum, Esq.
Craig E. Marcus, Esq.	Domino’s Pizza LLC	Cahill Gordon & Reindel LLP
Ropes & Gray LLP	Executive Vice President & General Counsel	80 Pine Street
One International Place	30 Frank Lloyd Wright Drive	New York, New York 10005
Boston, Massachusetts 02110	Ann Arbor, Michigan 48106	Telephone: (212) 701-3000
Telephone: (617) 951-7000	Telephone: (734) 930-3030	Telecopy: (212) 269-5420
Telecopy: (617) 951-7050	Telecopy: (734) 747-6210

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$415,500,000	$44,458.50

*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes the repurchase of 13,850,000 of Common Stock at a purchase price of $30.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 5, equals $107.00 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable.	Filing Party: Not Applicable.

Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Domino’s Pizza, Inc., a Delaware corporation (“Domino’s” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 13,850,000 shares (the “Shares”) of its common stock, $0.01 par value per share (the “Common Stock”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $30.00 nor less than $27.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2007 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer. This Schedule TO is being filed in accordance with Rule 13e–4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

Item 1. Summary term sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject company information.

(a) The name of the issuer is Domino’s Pizza, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 30 Frank Lloyd Wright Drive, Ann Arbor, MI 48106. The Company’s telephone number is (734) 930-3030.

(b) This Schedule TO relates to the Shares of Domino’s. As of February 2, 2007 there were 62,564,643 Shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

(c) The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and background of filing person.

(a) Domino’s Pizza, Inc. is the filing person and subject company. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the transaction.

(a)(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Shares; Proration; Odd Lots”) is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Shares; Proration; Odd Lots”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 1 (“Number of Shares; Proration; Odd Lots”), Section 3 (“Procedures for Tendering Shares”) and Section 16 (“Extension of the Offer; Termination; Amendment”) is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 16 (“Extension of the Offer; Termination; Amendment”) is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) is incorporated herein by reference.

(a)(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 1 (“Number of Shares; Proration; Odd Lots”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) is incorporated herein by reference.

(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Background and Purpose of the Recapitalization Plan; Certain Effects of the Offer; Other Plans or Proposals”) is incorporated herein by reference.

(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Background and Purpose of the Recapitalization Plan; Certain Effects of the Offer; Other Plans or Proposals”) is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 15 (“Certain United States Federal Income Tax Consequences”) is incorporated herein by reference.

(a)(2)(i–vii) Not applicable.

(b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Background and Purpose of the Recapitalization Plan; Certain Effects of the Offer; Other Plans or Proposals”) and Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5. Past contacts, transactions, negotiations and agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Background and Purpose of the Recapitalization Plan; Certain Effects of the Offer; Other Plans or Proposals”) and in Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6. Purposes of the transaction and plans or proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Background and Purpose of the Recapitalization Plan; Certain Effects of the Offer; Other Plans or Proposals”) is incorporated herein by reference.

(b) The information set forth in Section 2 (“Background and Purpose of the Recapitalization Plan; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase is incorporated herein by reference.

(c)(1–10) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Background and Purpose of the Recapitalization Plan; Certain Effects of the Offer; Other Plans or Proposals”), Section 9 (“Source and Amount of Funds”) and Section 10 (“Information About Us”) is incorporated herein by reference.

Item 7. Source and amount of funds or other consideration.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Background and Purpose of the Recapitalization Plan; Certain Effects of the Offer; Other Plans or Proposals”), Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8. Interest in securities of the subject company.

(a) and (b) The information set forth in Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/assets, retained, employed, compensated or used.

(a) The information set forth in the sections of the Offer to Purchase titled “Introduction” and in Section 2 (“Background and Purpose of the Recapitalization Plan; Certain Effects of the Offer; Other Plans or Proposals”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial statements.

(a) and (b) The information set forth in Section 10 (“Information About Us”) and Section 11 (“Certain Financial Information”) is incorporated herein by reference.

Item 11. Additional information.

(a)(1) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Background and Purpose of the Recapitalization Plan; Certain Effects of the Offer; Other Plans or Proposals”) and Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 14 (“Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 14 (“Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 2 (“Background and Purpose of the Recapitalization Plan; Certain Effects of the Offer; Other Plans or Proposals”) and Section 13 (“Effects of the Offer on the Market for Our Shares; Registration under the Securities Exchange Act of 1934”) of the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated February 7, 2007.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients.

(a)(1)(F)	Letter to Participants in the Domino’s Pizza 401(k) Savings Plan.

(a)(1)(G)	Letter to Shareholders dated February 7, 2007.

(a)(5)(A)	Form of Summary Advertisement.

(a)(5)(B)	Press Release issued by Domino’s Pizza, Inc. on February 7, 2007.

(d)(1)	Stock Repurchase Agreement, dated as of February 6, 2007, by and between Domino’s Pizza, Inc. and the Sellers (as defined in the Agreement).

Item 13. Information required by schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMINO’S PIZZA, INC.

By:	/s/ L. DAVID MOUNTS
Name:	L. David Mounts
Title:	Executive Vice President and Chief Financial Officer

Date: February 7, 2007

Exhibit Index

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated February 7, 2007.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients.

(a)(1)(F)	Letter to Participants in the Domino’s Pizza 401(k) Savings Plan.

(a)(1)(G)	Letter to Shareholders dated February 7, 2007.

(a)(5)(A)	Form of Summary Advertisement.

(a)(5)(B)	Press Release issued by Domino’s Pizza, Inc. on February 7, 2007.

(d)(1)	Stock Repurchase Agreement, dated as of February 6, 2007, by and between Domino’s Pizza, Inc. and the Sellers (as defined in the Agreement).